UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 2, 2009

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President / CFO

March 2, 2009

To whom it may concern

Corporate Name	: Mizuho Financial Group, Inc.
Representative	: Terunobu Maeda, President & CEO
Head Office	: 5-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo, Japan
Code Number	: 8411 (TSE 1st Sec., OSE 1st Sec.)

Re: Management Changes for the Mizuho Financial Group

Mizuho Financial Group, Inc. hereby announces changes in the directors, corporate auditors and executive officers (including changes in their areas of responsibility) of the following entities within the Group :

Mizuho Financial Group, Inc.

Mizuho Bank, Ltd.

Mizuho Corporate Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Tel: +81-(0)3-5224-2026 Public Relations Office Corporate Communications Mizuho Financial Group, Inc.

[Mizuho Financial Group, Inc. (MHFG)]

Name	New Position (effective as of April 1, 2009)	Current Position
Mr. Takashi Tsukamoto	President & CEO (Representative Director) Head of Human Resources Group	Deputy President (Representative Director) Head of Financial Control and Accounting Group

Mr. Tetsuji Kosaki	Deputy President - Executive Officer Head of Financial Control and Accounting Group	Mizuho Bank, Ltd. Deputy President (Representative Director) Internal Audit Group

Mr. Hajime Saito	Managing Executive Officer Head of Internal Audit Group	Managing Executive Officer Head of Risk Management Group, Head of Human Resources Group and Head of Compliance Group

Mr. Takeo Nakano	Managing Executive Officer Head of Risk Management Group, Head of Compliance Group and in charge of Financial Control and Accounting Group	Mizuho Bank, Ltd. Executive Officer General Manager of Kobunacho Branch

Mr. Daisaku Abe	Managing Executive Officer Head of Strategic Planning Group, Head of IT, Systems & Operations Group and General Manager of Group Strategic Planning	Mizuho Corporate Bank, Ltd. Executive Officer General Manager of Executive Secretariat

Mr. Hiroshi Motoyama	Director	Managing Director and Managing Executive Officer Head of Strategic Planning Group and Head of IT, Systems & Operations Group

Mr. Tsuneo Morita	Director	Managing Director and Managing Executive Officer Head of Internal Audit Group

Mr. Hidemi Hiroi	Retired	Executive Officer General Manager of Group Strategic Planning

Mr. Toshitsugu Okabe	Retired	Executive Officer General Manager of Executive Secretariat

Name	New Position (to become effective in late June 2009)	Current Position
Mr. Tetsuji Kosaki	Deputy President (Representative Director) Head of Financial Control and Accounting Group	(Mentioned above)

Mr. Hajime Saito	Managing Director and Managing Executive Officer Head of Internal Audit Group	(Mentioned above)

Mr. Tsuneo Morita	Corporate Auditor (full-time)	(Mentioned above)

Mr. Hiroshi Motoyama	Retired	(Mentioned above)

Mr. Yoshiaki Sugita	Retired	Corporate Auditor (full-time)

The appointment of Messrs. Tetsuji Kosaki and Hajime Saito as directors and the appointment of Mr. Tsuneo Morita as corporate auditor are subject to approval at the regular general meeting of shareholders of MHFG to be held in late June 2009.

[Director and Corporate Auditor Nominees]

(Nominees are subject to approval by the regular general meeting of shareholders to be held in late June 2009)

Name	Tetsuji Kosaki
Date of Birth	Jan. 27, 1952
Education	Mar. 1976	Graduated from Faculty of law, the University of Tokyo
Business Experience	Apr. 1976	Joined The Industrial Bank of Japan, Limited
Executive Officer, Senior Corporate Officer of Strategic Planning Group of Mizuho Corporate Bank, Ltd.
Managing Executive Officer (until June 2004)
Managing Executive Officer, Head of Strategic Planning Group and Head of Audit and Compliance Group of Mizuho Financial Group, Inc.
Managing Director, Head of Strategic Planning Group and Head of Audit and Compliance Group
Managing Director, Head of Strategic Planning Group and Head of IT, Systems & Operations Group
Deputy President (Representative Director) of Mizuho Bank, Ltd. (current)

Name	Hajime Saito
Date of Birth	July 7, 1956
Education	Mar. 1979	Graduated from Faculty of Economics, the University of Tokyo
Business Experience	Apr. 1979	Joined The Dai-ichi Kangyo Bank, Limited
General Manager of Financial Planning of Mizuho Financial Group, Inc.
Executive Officer, General Manager of Treasury Division of Mizuho Bank, Ltd.
Managing Executive Officer, Head of Risk Management Group, Head of Human Resources Group and Head of Compliance Group of Mizuho Financial Group, Inc. (current)

Name Date of Birth Education	Tsuneo Morita Apr. 29, 1954 Mar. 1978	Graduated from College of Law, Aoyama Gakuin University
Business Experience	Apr. 1978	Joined The Fuji Bank, Limited
General Manager of Administration of Mizuho Financial Group, Inc.
Executive Officer, General Manager of Administration
Managing Director, Head of Internal Audit Group (current)

[Executive Officer Appointees]

Name	Takeo Nakano
Date of Birth	June 28, 1956
Education	Mar. 1980	Graduated from Faculty of Law, the University of Tokyo
Business Experience	Apr. 1980	Joined The Fuji Bank, Limited
Senior Corporate Officer of Financial Control & Accounting Group of Mizuho Corporate Bank, Ltd.
Executive Officer, General Manager of Kobunacho Branch of Mizuho Bank, Ltd. (current)

Name	Daisaku Abe
Date of Birth	June 20, 1957
Education	Mar. 1980	Graduated from Faculty of Law, the University of Tokyo
Business Experience	Apr. 1980	Joined The Industrial Bank of Japan, Limited
Deputy General Manager of IT & Systems Planning Division of Mizuho Corporate Bank, Ltd.
General Manager of Administration Division
General Manager of Executive Secretariat
Executive Officer, General Manager of Executive Secretariat (current)

[Mizuho Bank, Ltd. (MHBK)]

Name	New Position (effective as of April 1, 2009)	Current Position
Mr. Tetsuro Ueno	Deputy President (Representative Director) Compliance Group, Branch Banking Division	Managing Director and Managing Executive Officer Trading and ALM Group

Mr. Manabu Yoshidome	Deputy President (Representative Director) Internal Audit Group	Managing Executive Officer Operations Group, Customer Satisfaction Division, Branch Banking Division

Mr. Naoto Tsumita	Managing Director and Managing Executive Officer Branch Banking Division	Managing Executive Officer Branch Banking Division

Mr. Tadayuki Hagiwara	Managing Director and Managing Executive Officer IT & System Group, Operations Group, Customer Satisfaction Division	Executive Officer General Manager of IT & Systems Planning Division

Mr. Masakazu Kawabata	Managing Executive Officer	Managing Director and Managing Executive Officer Strategic Planning Group

Mr. Makio Tanehashi	Managing Executive Officer Credit Department	Mizuho Corporate Bank, Ltd. Managing Executive Officer

Mr. Hisashi Nakamura	Managing Executive Officer Branch Banking Division	Executive Officer General Manager of Internal Audit Division

Mr. Fukuju Kishino	Managing Executive Officer Branch Banking Division	Executive Officer General Manager of Nihonbashi Corporate Banking Department of Nihonbashi Branch

Mr. Kimiharu Mayama	Managing Executive Officer Credit Department	Mizuho Corporate Bank, Ltd. Executive Officer General Manager of Human Resources Management Division

Mr. Yoshihiro Miura	Managing Executive Officer Branch Banking Division	Executive Officer General Manager of Branch Banking Division

Name	New Position (effective as of April 1, 2009)	Current Position
Mr. Toshitsugu Okabe	Managing Executive Officer Personal Banking Group	Mizuho Financial Group, Inc. Executive Officer General Manager of Executive Secretariat

Mr. Masatoshi Yano	Managing Executive Officer Strategic Planning Group, IT & System Group (joint)	Executive Officer General Manager of Head Office

Mr. Kouji Kawakubo	Managing Executive Officer General Manager of Consulting Division	Executive Officer General Manager of Consulting Division

Mr. Junichi Kato	Managing Executive Officer Trading and ALM Group	Mizuho Securities Co., Ltd. Managing Director Mizuho Bank (Switzerland) Ltd. President & CEO

Mr. Masahiko Furutani	Managing Executive Officer Business Coordination & Development Group	Executive Officer General Manager of Corporate Finance Division

Mr. Tetsuji Kosaki	Retired	Deputy President (Representative Director) Internal Audit Group

Mr. Takuro Yoshida	Retired	Managing Director and Managing Executive Officer Business Coordination & Development Group

Mr. Eiji Tokita	Retired (effective as of March 25, 2009)	Managing Executive Officer Credit Department

Mr. Katsuyoshi Ejima	Retired	Managing Executive Officer Credit Department

Mr. Takeshi Mitsuma	Retired	Managing Executive Officer Personal Banking Group

Mr. Ippei Miyata	Retired	Managing Executive Officer Branch Banking Division

Mr. Michitoshi Tsuruoka	Retired	Managing Executive Officer Branch Banking Division

Mr. Toshihiko Fukuzawa	Retired	Managing Executive Officer IT & System Group, Branch Banking Division

Name	New Position (effective as of April 1, 2009)	Current Position
Mr. Takeo Nakano	Retired	Executive Officer General Manager of Kobunacho Branch

Mr. Akio Takenouchi	Retired	Executive Officer General Manager of Kyobashi Branch

The appointment of Messrs. Manabu Yoshidome, Naoto Tsumita and Tadayuki Hagiwara as directors is subject to approval at the general meeting of shareholders of MHBK to be held on April 1, 2009.

Name	New Position (to become effective in late June 2009)	Current Position
Mr. Takeshi Mitsuma	Corporate Auditor (full-time)	(Mentioned above)

Mr. Hiroshi Kiyama	Retired	Corporate Auditor (full-time)

The appointment of Mr. Takeshi Mitsuma as corporate auditor is subject to approval at the regular general meeting of shareholders of MHBK to be held in late June 2009.

[Mizuho Corporate Bank, Ltd. (MHCB)]

Name	New Position (effective as of April 1, 2009)	Current Position
Mr. Hiroshi Motoyama	Deputy President (Representative Director) Chief Auditor	Mizuho Financial Group, Inc. Managing Director and Managing Executive Officer Head of Strategic Planning Group and Head of IT, Systems & Operations Group

Mr. Hidetake Nakamura	Managing Director and Managing Executive Officer Head of International Banking Unit	Managing Executive Officer Head of International Banking Unit

Mr. Motoo Nagai	Managing Executive Officer	Managing Executive Officer Head of Global Portfolio Management Unit, Head of Financial Institutions & Public Sector Business Unit, Head of Global Alternative Investment Unit

Mr. Mikito Nagai	Managing Executive Officer Head of Corporate Banking Unit	Managing Director and Managing Executive Officer Head of Corporate Banking Unit

Mr. Atsushi Shigeta	Managing Executive Officer Head of Global Transaction Banking Unit, Chief Information Officer, Chief Operations Officer	Managing Executive Officer

Mr. Yasumasa Nishi	Managing Executive Officer Head of Global Markets Unit	Executive Officer General Manager of Treasury Division

Mr. Tetsuya Kawagishi	Managing Executive Officer Chief Risk Officer, Chief Human Resources Officer	Executive Officer General Manager of Internal Audit Division, Corporate Officer of Internal Audit Group

Mr. Shuji Ayabe	Managing Executive Officer	Executive Officer General Manager of Corporate Banking Division No.17

Name	New Position (effective as of April 1, 2009)	Current Position
Mr. Nobuhide Hayashi	Managing Executive Officer	Executive Officer General Manager of Corporate Banking Division No.13

Mr. Hideyuki Takahashi	Managing Executive Officer Head of Global Portfolio Management Unit, Head of Financial Institutions & Public Sector Business Unit, Head of Global Alternative Investment Unit	Executive Officer Senior Corporate Officer of Strategic Planning Group

Mr. Hidemi Hiroi	Corporate Auditor (full-time)	Mizuho Financial Group, Inc. Executive Officer General Manager of Group Strategic Planning

Mr. Masao Fujioka	Retired (effective as of March 23, 2009)	Managing Director and Managing Executive Officer Chief Risk Officer, Chief Human Resources Officer

Mr. Norio Nakajima	Retired	Managing Executive Officer Head of Global Markets Unit

Mr. Takashi Sato	Retired	Managing Executive Officer Head of Global Transaction Banking Unit, Chief Information Officer, Chief Operations Officer

Mr. Takeshi Hanai	Retired	Managing Executive Officer

Mr. Makio Tanehashi	Retired	Managing Executive Officer

Mr. Kimiharu Mayama	Retired	Executive Officer General Manager of Human Resources Management Division

Mr. Daisaku Abe	Retired	Executive Officer General Manager of Executive Secretariat

Mr. Koichi Kubo	Retired	Executive Officer General Manager of Forex Division

Name	New Position (effective as of April 1, 2009)	Current Position
Mr. Mitsuo Hiragata	Retired	Corporate Auditor (full-time)

The appointment of Messrs. Hiroshi Motoyama and Hidetake Nakamura as directors and the appointment of Mr. Hidemi Hiroi as corporate auditor are subject to approval at the general meeting of shareholders of MHCB to be held on April 1, 2009.

Name	New Position (to become effective in late June 2009)	Current Position
Mr. Akio Takenouchi	Corporate Auditor (full-time)	Mizuho Bank, Ltd. Executive Officer General Manager of Kyobashi Branch

Mr. Keizo Nemoto	Retired	Corporate Auditor (full-time)

The appointment of Mr. Akio Takenouchi as corporate auditor is subject to approval at the regular general meeting of shareholders of MHCB to be held in late June 2009.

[Mizuho Trust & Banking Co., Ltd. (MHTB)]

Name	New Position (effective as of April 1, 2009)	Current Position
Mr. Tsutomu Tsunashima	Managing Executive Officer	Managing Executive Officer General Manager of Osaka Branch

Mr. Yasuo Hirose	Managing Executive Officer	Executive Officer General Manager of Public Sector Department

Mr. Haruyuki Kaneko	Managing Executive Officer	Executive Officer

Mr. Tadashi Ohi	Managing Executive Officer General Manager of IT & Systems Planning Department	Executive Officer General Manager of IT & Systems Planning Department

Mr. Akira Moriwaki	Managing Executive Officer	Executive Officer General Manager of Corporate Planning Department

Mr. Kiyotaka Nakakita	Managing Executive Officer General Manager of Osaka Branch	Executive Officer General Manager of Business Department II

Mr. Nobuyuki Minato	Managing Executive Officer	Executive Officer General Manager of Pension Business Planning Department

Mr. Shingo Unami	Executive Officer General Manager of Nagoya Branch	Executive Officer General Manager of Human Resources Department

Mr. Yoshijiro Adachi	Executive Officer General Manager of Corporate Trust Business Department	Executive Officer General Manager of Business Planning Department

Mr. Katsunobu Motohashi	Executive Officer General Manager of Treasury Department	General Manager of Treasury Department

Mr. Takanori Nagura	Executive Officer General Manager of Business Department V	General Manager of Business Department V

Name	New Position (effective as of April 1, 2009)	Current Position
Mr. Norio Miyashita	Executive Officer General Manager of Corporate Planning Department	General Manager of Sapporo Branch

Mr. Masato Monguchi	Executive Officer General Manager of Business Department I	General Manager of Business Department I

Mr. Shinya Tanaka	Executive Officer General Manager of Real Estate Planning Department	General Manager of Real Estate Investment Advisory Department

Mr. Masaya Nara	Executive Officer General Manager of Asset Management Business Planning Department	General Manager of Asset Management Business Planning Department

Mr. Mitsuyoshi Tohyama	Retired	Deputy President (Representative Director)

Mr. Shunichi Nakamura	Retired	Managing Executive Officer

Mr. Yuuji Aoyagi	Retired	Managing Executive Officer

Mr. Kinya Ninagawa	Retired	Managing Executive Officer

Mr. Hiroyuki Komiya	Retired	Managing Executive Officer

Mr. Norio Matsuo	Retired	Executive Officer General Manager of Nagoya Branch

Name	New Position (to become effective in late June 2009)	Current Position
Mr. Yoriaki Takebe	Managing Director and Managing Executive Officer	Managing Executive Officer

The appointment of Mr. Yoriaki Takebe as director is subject to approval at the regular general meeting of shareholders of MHTB to be held in late June 2009.